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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                              AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          KYSOR INDUSTRIAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              K ACQUISITION CORP.,
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                           SCOTSMAN INDUSTRIES, INC.
                                   (BIDDERS)

 COMMON STOCK, $1.00 PAR VALUE, AND                     501566103


     SERIES A CONVERTIBLE VOTING                      NOT AVAILABLE
   PREFERRED STOCK, $24.375 STATED              (CUSIP Number of Class of
                VALUE                                  Securities)
   (Title of Class of Securities)

                           SCOTSMAN INDUSTRIES, INC.
                          775 CORPORATE WOODS PARKWAY,
                          VERNON HILLS, ILLINOIS 60061
                                 (847) 215-4500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to

                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7000
                           ATTENTION: THOMAS A. COLE

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  K Acquisition Corp., a Michigan corporation (the "Offeror") and an indirect wholly owned subsidiary of Scotsman Industries, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on February 7, 1997, with respect to their offer to purchase all outstanding shares of (i) Common Stock, $1.00 par value, of Kysor Industrial Corporation, a Michigan corporation (the "Company"), including the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 26, 1996, as amended (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as successor Rights Agent (collectively, the "Common Stock"), and (ii) Series A Convertible Voting Preferred Stock, $24.375 stated value per share (the "ESOP Preferred Stock"; the shares of Common Stock and the shares of ESOP Preferred Stock being collectively referred to herein as the "Shares"), at a purchase price of $43.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which have been filed with the Statement as Exhibits (a)(1) and (a)(2), respectively.

ITEM 2. IDENTITY AND BACKGROUND.

  The disclosure of the names of the directors of the Offeror under Item 2 of Annex I to the Offer to Purchase is hereby amended by replacing the reference to Richard M. Holden with a reference to William J. Rotenberry.

ITEM 10. ADDITIONAL INFORMATION.

  (f) The introductory portion of the first paragraph of Section 15 ("Certain Conditions to the Offeror's Obligations") of the Offer to Purchase is hereby amended to read as follows:

  Notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to the Offeror's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute a majority of the outstanding shares of the Company Capital Stock at the Expiration Date (assuming the exercise of all options to purchase shares of the Company Capital Stock outstanding at the Expiration Date), (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated, (iii) on or prior to the Expiration Date, the Company and Kuhlman shall have consummated the transactions contemplated by the Asset Purchase Agreement, or Kuhlman shall have waived any conditions to consummate the Asset Purchase Agreement, agreeing to consummate the transactions contemplated thereby contemporaneously with or immediately following the consummation of the Offer, and (iv) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer all outstanding shares of ESOP Preferred Stock, unless the Company shall have called all outstanding shares of ESOP Preferred Stock for redemption on a date that is not later than one business day after the consummation of the Offer. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the Expiration Date (or, in the case of conditions related to regulatory matters, before the acceptance of such Shares for payment or the payment therefor), any of the following conditions exists (other than as a result of any action or inaction of Parent or any of its subsidiaries that constitutes a breach of the Merger Agreement):

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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          SCOTSMAN INDUSTRIES, INC.
Dated: February 27, 1997

                                             /s/ Donald D. Holmes
                                          By: _________________________________
                                             Name: Donald D. Holmes
                                             Title: Vice President--Finance
                                                 and Secretary

                                          K ACQUISITION CORP.

                                             /s/ Donald D. Holmes
                                          By: _________________________________
                                             Name: Donald D. Holmes
                                             Title: Vice President--Treasurer
                                              and Secretary

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